ROPES & GRAY LLP PRUDENTIAL TOWER, 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 26, 2024	Andrew G. Lawson
T +1 617 951 7149
Andrew.Lawson@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re: Stone Ridge Trust (File No. 811-22761; 333-184477)

Dear Ms. Rossotto:

On behalf of Stone Ridge 2035 Term Income ETF, Stone Ridge 2040 Term Income ETF and Stone Ridge 2045 Term Income ETF (collectively, the “Funds”) each, a series of Stone Ridge Trust (the “Trust”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission that you provided via phone on December 11, 2024 in connection with Post-Effective Amendment No. 95 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 18, 2024 to register for public offer and sale shares of the Funds, each a new series of the Trust.

The following sets forth the Staff’s comments and the Funds’ responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Funds but do not necessarily represent the position or policy of other funds managed by Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”). The responses will be reflected, to the extent applicable, in the next amendment to the Funds’ Registration Statement. Terms used but not defined herein are defined in the Registration Statement. Revisions to existing disclosure included below are reflected, as applicable, with the new text underlined in blue and the deleted text shown in ~~red strikethrough~~.

Summary Prospectus—Stone Ridge 2035 Term Income ETF

Fees and Expenses

1.	Staff Comment: Footnote 1 to the fee table states, “The Fund (and not the Adviser) is responsible for certain other fees and expenses that are not covered by the Unified Management Fee under the

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Management Agreement.” The section of the Prospectus titled “Investment Advisory and Other Services—The Adviser,” states, “each Fund (and not the Adviser) bears the following expenses: the Fund’s ordinary and recurring investment expenses, including all fees and expenses directly related to portfolio transactions and positions for the Fund’s account….” In correspondence, please explain why the “Other Expenses” line in the fee table is 0.00% and whether the expenses borne by the Fund can be estimated in the fee table as “Other Expenses.”

Response: The Fund does not expect to incur Other Expenses as defined in Item 3, Instruction 3(c) of Form N-1A.

Principal Investment Strategies—The Investments

2.	Staff Comment: Please disclose the duration of the Fund’s debt security portfolio.

Response: The requested change has been made as displayed below.

The Fund is an exchange-traded fund (“ETF”) that pursues its investment objective by investing in debt securities issued by the U.S. Treasury (which we refer to as “U.S. Government Bonds”) as well as money market funds that invest exclusively in U.S. Government Bonds or repurchase agreements collateralized by such securities. Securities issued by the U.S. Treasury historically have not had credit-related defaults (i.e., failures to fulfill payment-related obligations such as interest or principal payments) and therefore such securities are generally considered to be credit risk-free (i.e., free of the risk of non-payment of either interest or principal). When constructing its portfolio of U.S. Government Bonds, the Fund seeks to select bonds with particular durations, maturities and other investment characteristics, and in such amounts, that enable the Fund to “lock in” interest rates and reliably sustain its planned distributions. The Fund primarily seeks to buy U.S. Government Bonds with maturities not longer than 10 years. As of the date of this prospectus, the average duration (which is a measure of a bond’s sensitivity to interest rates) of the Fund’s U.S Government Bonds is approximately 4.4 years.

3.	Staff Comment: Please revise the Fund’s strategy to address any criteria the Adviser considers in deciding which U.S. Government Bonds to purchase.

Response: The requested change has been made, as reflected in Comment Response 2 above.

Principal Investment Strategies—The Offering

4.

Staff Comment: In correspondence, please discuss whether and how the Adviser expects the Fund’s overall market liquidity and its ability to meet listing standards to change over time, particularly in later years as the Fund distributes its principal over time.

Response: Because the Fund is intended to operate through a particular end year, its remaining operating horizon – and relatedly, the average duration of its bond portfolio – decreases over time. As a result, the volatility of the Fund’s NAV, and its sensitivity to interest rates, will decrease over time. Additionally, because the Fund is designed to maintain a constant per-share distribution of

December 26, 2024

$1 per annum, even as the portion of its distributions consisting of principal increases over time, its distribution rate will increase over time. The Fund believes it will continue to be an attractive investment option as it nears the end of its term because decreasing volatility and increasing distribution rate are both changes that should be beneficial for the market liquidity of the Fund’s shares. The Fund does not believe these effects should raise any issues for listing standards. Further, the Fund may be attractive to investors even closer to the end of the Fund’s term as an alternative to other investment products such as short-dated certificates of deposit.

The Fund also notes that the risk of not meeting the listing requirements of the Exchange are discussed throughout the Registration Statement, including in the Prospectus at “More Information Regarding the Risks of Investing—ETF Structure Risks” and “How the Fund Differs from Traditional Mutual Funds—Exchange Listing” and in the Statement of Additional Information at “Additional Investment Information, Risks and Restrictions—Exchange Listing and Trading.”

5.

Staff Comment: We note that this section states, “The Fund is one of many series of Stone Ridge Trust (the “Trust”) designed to provide investors predictable cashflows by making monthly distributions consisting of income and principal from its investments (the “Stone Ridge Income ETFs”) [emphasis added].” In correspondence, please explain the use of term “cashflow” and whether this term will be properly understood by retail investors.

Response: The Fund believes that the use of the term “cashflow” is well understood by investors and less ambiguous than “income” in the context of the Fund’s principal investment strategies because the stream of payments provided by the Fund’s distributions consists of both income and principal.

6.

Staff Comment: Please clarify the makeup of the Fund’s distributions and indicate what investors will receive as monthly distributions. Please disclose whether the principal component of the distribution will be considered a return of capital and clarify how this classification will impact investors.

Response: The requested change has been made as displayed below.

The Fund intends to make an identical distribution each month equal to $0.0833 per outstanding share of the Fund, for a total of $1.00 per share per year. Distributions are expected to consist of a mix of income and principal, and the proportion of each distribution consisting of principal is expected to increase over time.

Additionally, the Fund has added disclosure in the “Tax Information” section of the Fund’s summary prospectus further explaining the concept of a “return of capital.”

The Fund generally does not expect a material portion of its distributions to be taxable as capital gains because of the nature of the Fund’s investment strategy. In addition, the Fund does not expect to recognize capital gains on the distribution of its portfolio securities to Authorized Participants in redemption of the Fund’s shares. However, the Fund intends to make distributions for which a portion of each distribution is expected and intended to constitute a return of capital~~, which~~. A

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return of capital is a distribution from the shareholder’s investment principal, rather than net profits from the Fund’s returns, and should not be confused with the Fund’s “yield” or “income.” A return of capital will reduce the amount of capital available for investment and reduce a shareholder’s tax basis in his or her shares. A return of capital is generally not taxable to the shareholder. If a shareholder’s tax basis in his or her shares has been reduced to zero, however, this portion of the Fund’s distributions is expected to constitute capital gains. See “How to Purchase and Sell Fund Shares — Distributions and Federal Income Tax Matters” for a discussion of the federal income tax treatment of a return of capital.

7.	Staff Comment: Please disclose how the Fund intends to maintain its distributions in light of the Fund’s decreasing principal.

Response: The requested change has been made, as reflected in Comment Response 6 above.

8.	Staff Comment: Consider adding a chart or other graphic showing the expected proportion of principal and interest to be included in the Fund’s distributions over time.

Response: The requested change has been made. The following disclosure has been added to the section titled “Investment Objective, Strategies and Risks—More Information Regarding Investment Strategies—Investment Strategies—The Offering.”

The following table illustrates the proportion of each Fund’s intended distributions that will consist of income and principal for each of the next five years, estimated as of December 18, 2024.

	Stone Ridge 2035 Term Income ETF		Stone Ridge 2040 Term Income ETF		Stone Ridge 2045 Term Income ETF

Year	Income	Principal	Income	Principal	Income	Principal

2025	32%	68%	44%	56%	53%	47%

2026	30%	70%	42%	58%	52%	48%

2027	27%	73%	40%	60%	50%	50%

2028	25%	75%	39%	61%	50%	50%

2029	21%	79%	35%	65%	47%	53%

The following table illustrates the average proportion of each Fund’s intended distributions that will consist of income and principal over each Fund’s full term, estimated as of December 18, 2024.

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Stone Ridge 2035 Term Income ETF		Stone Ridge 2040 Term Income ETF		Stone Ridge 2045 Term Income ETF

Income	Principal	Income	Principal	Income	Principal

18.8%	81.2%	26.5%	73.%	34%	66%

9.

Staff Comment: Consider adding disclosure discussing why a prospective investor would decide to invest in the Stone Ridge 2035 Term Income ETF as opposed to the Stone Ridge 2040 Term Income ETF or Stone Ridge 2045 Term Income ETF.

Response: The Fund does not intend to provide information regarding other investment offerings in its summary prospectus. The key differentiators between the Fund as compared to Stone Ridge 2040 Term Income ETF or Stone Ridge 2045 Term Income ETF are that (i) the Fund will make distributions for a shorter duration than the other funds and (ii) the Fund is expected to have a lower net asset value per share and, accordingly, is expected to have a lower market price per share and a higher distribution rate than the other funds. Additionally, the Fund notes that, under “Term Risk,” the Summary states that “investors should consider the price of the Fund’s shares and the remaining term of the Fund at the time of their purchase when determining whether the Fund is appropriate for their financial planning needs.”

10.	Staff Comment: Please disclose in greater detail what will happen when the Fund liquidates.

Response: The requested change has been made as displayed below.

The Fund intends to liquidate in December 2035 and distribute any proceeds to its shareholders. There ~~, and there~~ will be no further distributions from the Fund beyond that year.

11.

Staff Comment: We note that the figures provided in the distributions table will be dependent on economic and other factors. Please explain why the presentation of distributions in this table is not misleading.

Response: The Fund believes that the referenced table does not portray hypothetical fund performance and that an investor would not be able to use the information in the table to derive expected returns from an investment in the Fund. An investor’s returns will be a function of the price the investor paid for shares, the Fund’s ability to support its intended distributions through its intended term, and the price the investor receives when selling the shares. The table is intended to help investors understand the Fund’s monthly per share distributions, which are fixed for the duration of the Fund. Additionally, the “Term Risk” disclosure states that “it is possible that the Fund may run out of assets to support its intended distributions prior to its intended term.”

December 26, 2024

12.

Staff Comment: We note that the Distributions table illustrates distributions for an investor who purchases 100,000 shares. Please revise the disclosure to provide these distribution numbers on a per-share basis.

Response: The Funds respectfully decline to disclose distribution numbers on a per-share basis. The Funds are not aware of any Form N-1A-related disclosure requirement requiring a lesser presentation and note that the 100,000 share basis is consistent with the disclosure of other series of Stone Ridge Trust. An investor can simply divide the estimated distribution amounts by 100,000 should they want this information on a per-share basis. The Fund further notes that the text immediately preceding the Distributions table states “The Fund intends to make an identical distribution each month equal to $0.0833 per outstanding share of the Fund, for a total of $1.00 per share per year.”

13.	Staff Comment: Please delete the last paragraph of the “Principal Investment Strategies—The Offering” section from the Summary Prospectus.

Response: The requested change has been made.

Principal Investment Risks

14.

Staff Comment: Please include risk factors discussing (i) the risk of the Fund’s investment in money market funds and (ii) the risk that the value to shareholders of the Fund’s distributions will decrease relative to the cost of relevant goods and services due to inflation.

Response: The Fund notes that the “Interest Rate Risk” disclosure already discloses the risk that the value of the Fund’s distributions may decrease relative to the cost of relevant goods and services due to inflation. Additionally, the Fund notes that it invests only in money market funds that themselves invest exclusively in U.S. Government Bonds or repurchase agreements collateralized by such securities and that therefore the Fund believes its current summary risk disclosure adequately discloses the underlying material risks of such investments. The Fund also notes that its Item 9 disclosure includes a money-market fund-specific risk factor. However, in response to the Staff’s Comment, the Fund has revised the risk factor entitled “Interest Rate Risk” to read as follows in its summary prospectus.

Interest Rate Risk. The Fund’s planned distributions are not intended to change. If interest rates increase, shareholders face the risk that the value to them of the Fund’s distributions will decrease relative to other investment options that may be available at that time, and that the market value of their shares will decrease. Similarly, if inflation is higher than expected, shareholders face the risk that the value to them of the Fund’s distributions will decrease relative to the cost of relevant goods and services. In addition, the Fund’s longer-maturity investments face the risk that interest rates will rise, decreasing their market value, while the Fund’s shorter-maturity investments, including those held through money market funds, face the risk that interest rates will fall and reduce the available yield at which their principal can be reinvested upon maturity.

15.	Staff Comment: The “Term Risk” factor discloses that “investors should consider the price of the Fund’s shares and the remaining term of the Fund at the time of their purchase when determining

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whether the Fund is appropriate for their financial planning needs.” Please elaborate on what investors should consider in determining the appropriateness of investing in the Fund and whether there is a point at which the Fund will have distributed so much principal that purchasing shares of the Fund would not be appropriate for an investor.

Response: The Fund believes that the principal factors a prospective investor should consider, price of a share and remaining term on distributions, are adequately disclosed throughout the Registration Statement. The Fund respectfully notes that it is not the role of the Fund or the Adviser to determine whether an investment in the Fund is suitable for any particular individual investor.

Management

16.	Staff Comment: Please state the name, title, and length of service of the Portfolio Managers pursuant to Item 5(b) of Form N-1A.

Response: The requested change has been made as displayed below.

Nate Conrad, Li Song, Ross Stevens, and Yan Zhao (the “Portfolio Managers”) are jointly and primarily responsible for the day-to-day management of the Fund. Messrs. Conrad, Song and Stevens and Ms. Zhao have been Portfolio Managers since the Fund’s inception. See “Management and Organization” below.

Summary Prospectus—Stone Ridge 2040 Term Income ETF

17.	Staff Comment: Please apply Staff Comments 1–16 above to the Summary Prospectus for Stone Ridge 2040 Term Income ETF as appropriate.

Response: The comments have been applied where applicable.

Summary Prospectus—Stone Ridge 2045 Term Income ETF

18.	Staff Comment: Please apply Staff Comments 1–16 above to the Summary Prospectus for Stone Ridge 2045 Term Income ETF as appropriate.

Response: The comments have been applied where applicable.

Prospectus

Management and Organization—The Adviser

19.

Staff Comment: This section states “A discussion regarding the considerations of the Board for approving the Management Agreement will be included in a Fund’s first annual or semi-annual report to shareholders, as applicable, which is expected to be the semi-annual report for the period ended June 30, 2025.” Please revise this disclosure to reflect that this discussion will be included on Form N-CSR, not in the semi-annual report.

Response: The requested change has been made as displayed below.

December 26, 2024

A discussion regarding the considerations of the Board for approving the Management Agreement will be included in a Fund’s first ~~annual or semi-annual report to shareholders, as applicable~~ filing on Form N-CSR, which is expected to be ~~the semi-annual report~~ for the period ended June 30, 2025.

Statement of Additional Information

Additional Investment Information, Risks and Restrictions—Creation and Redemption of Creation Units—Acceptance of Orders for Creation Units

20.	Staff Comment: In the third paragraph of this section, please delete the word “absolute” and romanettes (iv) and (vi).

Response: The Funds have deleted the word “absolute” but respectfully decline to delete romanettes (iv) and (vi). The Funds believe that the provisions in the original ETF exemptive orders that formed the framework for Rule 6c-11 were designed to protect funds and their shareholders from creation activity that could harm the fund or investors. The concept of protecting investors from potentially harmful creation activity is consistent with the requirements of Rule 6c-11, which provides that an ETF can only accept a custom basket if it is in the best interests of the ETF and its shareholders and is consistent with the Fund’s policies and procedures. Accordingly, consistent with the creation procedures outlined in the Funds’ prospectus and SAI, the Trust reserves the right to reject certain creation orders and expects that a Fund will reject those creation orders that the Trust deems to not be in the best interest of the Fund or its shareholders.

Proxy Voting Policies and Procedures

21.	Staff Comment: Please disclose, if accurate, that the Fund has delegated its proxy voting to the Adviser.

Response: The requested change has been made. The following language has been added to the beginning of “Proxy Voting Policies and Procedures.”

The Funds have delegated to the Adviser the responsibility for voting the Funds’ securities.

*  *   *

Should members of the Staff have any questions or comments, please contact the undersigned at (617) 951-7149 or Andrew.Lawson@ropesgray.com.

Very truly yours,

/s/ Andrew G. Lawson

Andrew G. Lawson

cc:	James Rothwell, Stone Ridge Asset Management LLC

December 26, 2024

Lauren D. Macioce, Stone Ridge Asset Management LLC

Charles Nail, Stone Ridge Asset Management LLC

Elizabeth J. Reza, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP

Chelsea M. Childs, Ropes & Gray LLP